                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                   Reinsurance Group of America, Incorporated
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   759351109
            --------------------------------------------------------
                                 (CUSIP Number)

                                  Gwenn L. Carr
                                  MetLife, Inc.
                               One Madison Avenue
                            New York, New York 10010
                                  (212)578-2211
            --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MetLife, Inc.
               13-4075851

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        2,532,600
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                           29,710,939
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         2,532,600

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                         29,710,939

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  32,243,539

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.3%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  HC, CO

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Metropolitan Life Insurance Company
               13-5581829

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          29,710,939
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        29,710,939

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,710,939

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  49.1%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  IC

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GenAmerica Financial Corporation
               43-1779470

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,926,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,926,250

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  24,926,250

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.2%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  HC, CO

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               General American Life Insurance Company
               43-0285930

-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,926,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,926,250

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  24,926,250

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.2%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  IC

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Equity Intermediary Company
               43-1727895
-------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

            Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,926,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,926,250

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  24,926,250

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  41.2%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                  HC, CO

-------------------------------------------------------------------------------

------------------------------
* This percentage is based upon the number of Shares issued and outstanding as of October 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as adjusted to give effect to the public offering by RGA of 10,500,000 Shares (assuming no exercise of the underwriters' over-allotment option).

SCHEDULE 13D                                            CUSIP No. 759351109

         This Statement amends the Schedule 13D Statement, as amended, of MetLife, Inc., Metropolitan Life Insurance Company, GenAmerica Financial Corporation, General American Life Insurance Company and Equity Intermediary Company (collectively, the "Filing Parties") in respect of the common stock of Reinsurance Group of America, Incorporated, as follows:

Item 3.           Source and Amount of Funds or other Consideration.

         Item 3 is hereby amended by re-numbering the Exhibits mentioned in the fourth paragraph from "Exhibits 5, 6 and 7" to "Exhibits 3, 4 and 5" and from "Exhibits 8, 9 and 10" to "Exhibits 6, 7 and 8".


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 is hereby amended and restated in its entirety as follows:

      "In connection with its purchase of the Public Offering Shares, MLINC, MetLife, GenAm Life and EIM entered into a registration rights agreement with RGA dated as of November 24, 2003 (the "Registration Rights Agreement"). The Registration Rights Agreement terminates the prior registration rights agreements between certain of the Filing Parties and RGA and requires RGA, following a request, to register the offer and sale of all or any part of the Public Offering Shares, the Direct Shares, the Indirect Shares and other Shares which may in the future be acquired by MLINC or its affiliates (the "Future Shares"). The Registration Rights Agreement also permits the inclusion of all or part of the Public Offering Shares, the Direct Shares, the Indirect Shares and the Future Shares in certain other proposed registrations by RGA of its Shares under the Securities Act of 1933, as amended.

      The description of the Registration Rights Agreement set forth in this Statement is qualified in its entirety by reference to such agreement, included as Exhibit 10 to this Statement, which is incorporated herein in its entirety by reference. See also Item 3 above."


Item 7.     Material to be Filed as Exhibits.

      Item 7 is hereby amended and restated in its entirety as follows:

"Exhibit No.      Description
------------      -----------
1                 Directors and Executive Officers of Filing Parties
                  (Incorporated by reference to Exhibit 1 to Amendment No. 5 filed October 24, 2003 ("Amendment No. 5") to the Filing
                  Parties' Statement on Schedule 13D filed December 3, 1999 (the
                  "Schedule 13D")

2 Stock Purchase Agreement, dated as of November 23, 1999, by and between RGA and MetLife (the "RGA Agreement") (Incorporated by reference to Exhibit 1 to the Schedule 13D)

3 Stock Purchase Agreement, dated as of August 26, 1999, by and between General American and MetLife (the "General American
                  Agreement") (Incorporated by reference to Exhibit 2 to the
                  Schedule 13D)

4                 Amendment to General American Agreement, dated as of September
                  16, 1999, by and between General American and MetLife
                  (Incorporated by reference to Exhibit 2A to Amendment No. 1 filed January 14, 2000 ("Amendment No. 1") to the Schedule 13D)

5                 Second Amendment to General American Agreement, dated as of
                  January 6, 2000, by and between General American and MetLife
                  (Incorporated by reference to Exhibit 2B to Amendment No. 1)

6                 Commercial Paper Dealer Agreement, dated as of November 24,
                  1999, between MetLife Funding, Inc. and Deutsche Bank
                  Securities Inc. (Incorporated by reference to Exhibit 5 to
                  Amendment No. 1)

7                 Commercial Paper Dealer Agreement, dated as of September 24,
                  1999, between MetLife Funding, Inc. and Chase Securities Inc.
                  (Incorporated by reference to Exhibit 6 to Amendment No. 1)

8 Section 3(a)(3) Commercial Paper Agreement dated May 13, 1996 between MetLife Funding, Inc. and CS First Boston Corporation
                  (Incorporated by reference to Exhibit 7 to Amendment No. 1)

9                 Agreement Required for Joint Filing under Rule 13d-1(k)(1)
                  (Incorporated by reference to Exhibit B to Amendment No. 4 filed February 21, 2002 ("Amendment No. 4") to the Schedule
                  13D)

10 Registration Rights Agreement, dated as of November 24, 2003, by and among MLINC, MetLife, GenAm Life, EIM and RGA"

SCHEDULE 13D                                            CUSIP No. 759351109

                                    SIGNATURE
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2003

                              METLIFE, INC.

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Senior Vice-President and Treasurer

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Senior Vice-President and Treasurer

                              GENAMERICA FINANCIAL CORPORATION
                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Vice-President and Treasurer

                              GENERAL AMERICAN LIFE INSURANCE COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Vice-President and Treasurer

                              EQUITY INTERMEDIARY COMPANY

                              By: /s/ Anthony J. Williamson
                                  ----------------------------------------------
                              Name:    Anthony J. Williamson
                              Title:   Director, Vice-President and Treasurer